Mail Stop 3561

August 26, 2008

Hal N. Pennington, Chairman and Chief Executive Officer
Genesco Inc.
Genesco Park
1415 Murfreesboro Road
Nashville, Tennessee 37217-2895

> **Re: Genesco Inc.**
> **Form 10-K for fiscal year ended February 2, 2008**
> **Filed April 2, 2008**
> **File No. 001-03083**

Dear Mr. Pennington:

We have reviewed your response letter dated August 1, 2008, and have the following comment. We have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the comment in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of your response, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Schedule 14A, Filed May 8, 2008</u>

<u>Compensation, Discussion, and Analysis, page 16</u>

1.   We note your response to our letter dated July 18, 2008, and we reissue the comment. In future filings, clearly provide a qualitative discussion of the strategic objectives for each named executive officer. Item 402(b)(1)(v) of Regulation S-K requires disclosure as to how the company determines the amount (and where applicable, the formula) for each element of pay, and Item 402(b)(2)(v) requires disclosure of the specific items of corporate performance are taken into account in making compensation decisions. In

addition, your response indicates that you may decline to disclose the specific quantitative performance targets that comprise the "Individual Strategic Objectives" component of your Management Incentive Compensation Plan in future filings because such targets may be either immaterial or cause competitive harm. You provide us a brief overview of the individual strategic objectives of Mr. Jonathan D. Caplan, noting that he had 20 goals spread over four areas of the company. However, you have not provided us sufficient information and analysis for us to determine whether such objectives are immaterial or would cause competitive harm. Please provide us a description of each individual strategic objective of each named executive officer, including how each goal is weighed, for the fiscal year ended February 2, 2008.

* * * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Edwin Kim at 202-551-3297 or Pamela Howell, Special Counsel, at 202-551-3357 if you have any questions.

Sincerely,

John Reynolds
Assistant Director

cc: Jennifer Noonan
       FAX: (615) 742-2765